UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Viskase Companies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29403700

(CUSIP Number)

Steven L. Gevirtz
Katana Capital Advisors LLC
Katana Fund LLC

1859 San Leandro Lane
Santa Barbara, CA 93108

805-565-2232

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 21, 2001

(Date of Event which Requires
Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

SCHEDULE 13D/A

CUSIP NO. 29403700

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Katana Fund LLC
I.D. # 77-0493842

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ] (b) [ ]

3 SEC USE ONLY

4 SOURCE OF FUNDS

WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS

REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER-0

8 SHARED VOTING POWER-2,953,852

9 SOLE DISPOSITIVE POWER-0

10 SHARED DISPOSITIVE POWER-2,953,852

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,953,852

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.4%

14 TYPE OF REPORTING PERSON

OO

SCHEDULE 13D/A CUSIP NO. 29403700

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Katana Capital Advisors, LLC I.D. # 77-0538075

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3 SEC USE ONLY

4 SOURCE OF FUNDS

WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS

REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER-0

8 SHARED VOTING POWER-2,953,852

9 SOLE DISPOSITIVE POWER-0

10 SHARED DISPOSITIVE POWER-2,953,852

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,953,852

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.4%

14 TYPE OF REPORTING PERSON

IA

SCHEDULE 13D/A CUSIP NO. 29403700

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Steven L. Gevirtz

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3 SEC USE ONLY

4 SOURCE OF FUNDS

OO

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS

REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER-0

8 SHARED VOTING POWER-2,953,852

9 SOLE DISPOSITIVE POWER-0

10 SHARED DISPOSITIVE POWER-2,953,852

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,953,852

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.4%

14 TYPE OF REPORTING PERSON

IN

     This Statement, which is being filed by Katana Fund, LLC, its manager, Katana Capital Advisors, LLC, and Steven L. Gevirtz, the President of Katana Capital Advisors, LLC (the "Reporting Persons") constitutes Amendment Number Six to the Schedule 13D originally filed with the Securities and Exchange Commission on March 17, 2000 (the "Schedule 13D"). The Schedule 13D relates to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of Viskase Companies, Inc., a Delaware Corporation (the "Company").The item responses in this amendment show only changes in information from that previously filed.

Item 5.
Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to add the following:

     As of February 21, 2001, the date of the event which requires the filing of this Amendment to Schedule 13, the Reporting Persons beneficially owned 2,953,852 shares, representing 19.4% of the total outstanding shares of the class of securities identified pursuant to Item 1.

      The stated percentages are based on 15,253,489 shares of the Common Stock of the Company outstanding as of September 30, 2000, as reported in the Company's report on Form 10-Q, filed November 15, 2000.

      The following reportable transactions occurred since the most recent 13D/A filing (which was Amendment No. 5 to Schedule 13D, filed on February 8, 2001). Katana Fund, LLC made all purchases:

Trade Blotter

DATE            BUY/SELL   NUMBER OF SHARES    PRICE PER      TYPE OF
                                                   SHARE        TRANSACTION
02/07/01                Buy         9,000            $1.70          OM
02/09/01                Buy         5,000            $1.68          OM
02/12/01                Buy        40,000            $1.739         OM
02/13/01                Buy        25,000            $1.71          OM
02/14/01                Buy         7,500            $1.757         OM
02/15/01                Buy        23,000            $1.777         OM
02/16/01                Buy        15,000            $1.78          OM
02/20/01                Buy        10,000            $1.83          OM
02/21/01                Buy        25,000            $1.774         OM*

Note:
OM= Open Market Transaction

Item 7.    Material to be filed as Exhibits.

EXHIBIT INDEX

Exhibit
Number     Description
------     -----------

 1         Joint Filing Agreement among the Reporting Persons, dated December 22, 2000, incorporated by reference from Amendment No. 4 of the Schedule 13D of the Reporting Persons,
filed December 26, 2000.
________

SIGNATURES

KATANA FUND, LLC

By: Katana Capital Advisors, LLC, Manager

By: /s/ _______________________________________________

Steven L. Gevirtz, President

KATANA CAPITAL ADVISORS, LLC

By: /s/ ______________________________________________

Steven L. Gevirtz, President

/s/ ___________________________________________

Steven L. Gevirtz